FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Commonwealth Bank of Australia
ABN 48 123 123 124
(Registrant’s Name)
Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K/A if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K/A if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K/A submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
INDEX TO EXHIBITS
EX-99.1: 2007 HALF YEARLY RESULTS-MEDIA RELEASE
EX-99.2: 2007 HALF YEARLY RESULTS-PROFIT ANNOUNCEMENT
EX-99.3: 2007 HALF YEARLY RESULTS-MEDIA PRESENTATION
EX-99.4: 2007 HALF YEARLY RESULTS-ANALYST PRESENTAION
EX-99.5: 2007 HALF YEARLY RESULTS-ASB MEDIA RELEASE
EX-99.6: 2007 HALF YEARLY RESULTS-PROFIT-ASB CONSOLIDATED PERFORMANCE

Documents Furnished by the Registrant

Exhibit No.	Description
1.	Commonwealth Bank 2007 Half Yearly Results — Media Release

2.	Commonwealth Bank 2007 Half Yearly Results — Profit Announcement

3.	Commonwealth Bank 2007 Half Yearly Results — Media Presentation

4.	Commonwealth Bank 2007 Half Yearly Results — Analyst Presentation

5.	Commonwealth Bank 2007 Half Yearly Results — ASB Media Release

6.	Commonwealth Bank 2007 Half Yearly Results — ASB Consolidated Performance
EXPLANATORY NOTE: This Report of Foreign Private Issuer on Form 6-K/A is being filed to correct certain errors appearing in the body of the Report of Foreign Private Issuer on Form 6-K filed by the Registrant on February 14, 2007 (the “Old Report on Form 6-K”). In particular, the Old Report on Form 6-K incorrectly stated that information contained in the Exhibits thereto was incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time. This Report of Foreign Private Issuer on Form 6-K/A deletes that statement and hereby amends, restates and replaces in its entirety the Old Report on Form 6-K, including the Exhibits thereto.

Exhibit No.	Description
1.	Commonwealth Bank 2007 Half Yearly Results — Media Release

2.	Commonwealth Bank 2007 Half Yearly Results — Profit Announcement

3.	Commonwealth Bank 2007 Half Yearly Results — Media Presentation

4.	Commonwealth Bank 2007 Half Yearly Results — Analyst Presentation

5.	Commonwealth Bank 2007 Half Yearly Results — ASB Media Release

6.	Commonwealth Bank 2007 Half Yearly Results — ASB Consolidated Performance

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/John Damien Hatton
Name: John Damien Hatton
Title: Company Secretary
Date: 15 February 2007

INDEX TO EXHIBITS

Exhibit No.	Description
1.	Commonwealth Bank 2007 Half Yearly Results — Media Release

2.	Commonwealth Bank 2007 Half Yearly Results — Profit Announcement

3.	Commonwealth Bank 2007 Half Yearly Results — Media Presentation

4.	Commonwealth Bank 2007 Half Yearly Results — Analyst Presentation

5.	Commonwealth Bank 2007 Half Yearly Results — ASB Media Release

6.	Commonwealth Bank 2007 Half Yearly Results — ASB Consolidated Performance